Exhibit 99.2

James Hardie Industries plc
Level 3,
22 Pitt Street
Sydney NSW 2000
Australia

10th February 2016	T: +61 2 8845 3360
F: +61 2 9251 9805

GPO Box 3935
The Manager	Sydney NSW 2001
ASX Market Announcements	Australia
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 3rd Quarter FY16 results on Friday 19th February 2016.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.30am (AEDT)

Dial in:	+61 2 9007 3187

Participant Passcode:	710835

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

/s/ Sean O’Sullivan

SEAN O’SULLIVAN
VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719